Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  December 20, 2001

On December 20, 2001, EchoStar Communications Corporation publicly distributed the letter set forth below, addressed to each of the addressees on the list following the letter.

December 20, 2001

The Honorable [name of addressee]
United States House of Representatives

Dear Representative:

We are pleased that you and your colleagues on the Rural Caucus have shown an interest in the proposed merger of EchoStar Communications Corporation and Hughes Electronics in your letter to Attorney General John Ashcroft and FCC Chairman Michael Powell. The Caucus has always been a strong advocate for issues important to rural America, and it is not surprising that your group was the first to go on the record.

The heightened interest concerning the proposed merger is encouraging. Both EchoStar’s DISH Network and Hughes Electronics’ DIRECTV got their start in rural America. Our early adopters were among the first customers in the nation to receive an all-digital satellite television service, expanded programming, and quality customer service. These same services were not widely available from cable in the cities and suburbs. We have always counted on our subscribers in rural areas as among our most loyal, and they will continue to be a vibrant part of our future.

We believe the merger will enable the new company to offer even more benefits to consumers in rural America than currently available. For example, the efficiencies resulting from the merger will allow the combined company to provide more than 100 metropolitan areas with their local channels and at least one metropolitan area in each state with their local broadcast channels delivered via satellite. More high definition TV programming and new interactive services will also be available than would be possible without the merger. In addition, the merger will create the economies of scale necessary to offer more competitive prices for programming and to launch a competitively priced high-speed Internet access service in rural America, which helps close the digital divide.

Each of our companies has offered programming on a uniform, nationwide pricing basis since the launch of small dish satellite TV service in 1994.  This pricing structure extends the benefits of competing with cable companies in urban areas to those who live in the most remote areas.  The merged company intends to continue this nationwide pricing structure.  In fact, testifying on December 4 before Congress, we said,

“We’re willing to commit to continue to do that [uniform nationwide pricing] in whatever way the regulatory officials would like us to do so, [so] that people in rural America get all the benefits of broadband, high definition television, local-into-local in true competition with cable at the very lowest price of anywhere in the country.”

-- Charles W. Ergen at Hearing of the Telecommunications and Internet Subcommittee of the House Energy and Commerce Committee

This means customers in rural America can rest assured that they will continue to pay the same monthly rate as customers in big cities where competition with cable companies is more prevalent.

We look forward to working closely with you and the Rural Caucus throughout the merger process. Once the government officials closely examine all of the issues surrounding our proposed merger, we believe it will be approved, and rural Americans will benefit from the decision.

Sincerely, Charles W. Ergen Chairman and CEO EchoStar Communications Corporation	Eddy W. Hartenstein Chairman and CEO DIRECTV, Inc.

Addressees

Robert Aderholt
Tom Allen
Joe Baca
Spencer Bachus
John Baldacci
Tammy Baldwin
Doug Bereuter
Marion Berry
Sherwood Boehlert
John Boozman
Leonard Boswell
Sonny Callahan
Brad Carson
Eva Clayton
Jerry Costello
Bud Cramer
Peter DeFazio
Jo Ann Emerson
Bob Etheridge
Terry Everett
Eni F.H. Faleomavaega
Sam Farr
Bob Filner
Harold Ford, Jr.
Greg Ganske
Virgil Goode, Jr.
Lindsey Graham
Sam Graves
Mark Green
Gil Gutknecht
Robin Hayes
J.D. Hayworth
Wally Herger
Earl Hilliard
Maurice Hinchey
Tim Holden
Darlene Hooley
Kenny Hulshof
Duncan L. Hunter
William L. Jenkins
Walter Jones
Mark Kennedy
Ray LaHood
Jim Leach
Ron Lewis
Frank D. Lucas
Ken Lucas
Jim Matheson
Betty McCollum
John McHugh
Scott McInnis
Mike McIntyre
Jerry Moran
George Nethercutt
Bob Ney
Jim Oberstar
David Obey
John W. Olver
Tom Osborne
Ed Pastor
John Peterson
Collin Peterson
David D. Phelps
Earl Pomeroy
George Radanovich
Dennis Rehberg
Bob Riley
Mike Ross
Bob Schaffer
John Shimkus
Bill Shuster
Joe Skeen
Ike Skelton
John Spratt, Jr.
Charlie Stenholm
Bart Stupak
Mike Thompson
Bennie G. Thompson
John R. Thune
Karen Thurman
Edolphus Towns
Jim Turner
Tom Udall
Peter Visclosky
Greg Walden
Wes Watkins
Ed Whitfield

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.